Viisage Technology, Inc.

296 Concord Road

Billerica, MA 01821

January 26, 2006

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4-6

Attn.: Mark P. Shuman, Branch Chief—Legal

Re:	Viisage Technology, Inc.

Amended Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Quarter Ended April 3, 2005

Form 10-Q for the Quarter Ended July 3, 2005

Form 10-Q for the Quarter Ended October 2, 2005

File No. 0-21559

Ladies and Gentlemen:

Viisage Technology, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 6, 2006 (the “Comment Letter”) to Mr. Bernard C. Bailey, President and Chief Executive Officer of the Company, with respect to (i) the Company’s Amended Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”); (ii) the Company’s Form 10-Q for the quarter ended April 3, 2005 (the “2005 Q1 Form 10-Q”); (iii) the Company’s Form 10-Q for the quarter ended July 3, 2005 (the “2005 Q2 Form 10-Q”); and (iv) the Company’s Form 10-Q for the quarter ended October 2, 2005 (the “2005 Q3 Form 10-Q”).

For ease of reference, the Staff’s comments are set forth below in bold, followed by the Company’s responses. The Company intends to file amendments to each of the 2004 Form 10-K, the 2005 Q1 Form 10-Q, the 2005 Q2 Form 10-Q and the 2005 Q3 Form 10-Q, reflecting the changes discussed below once the Staff has advised the Company those changes are satisfactory. A hard copy of this letter is being delivered under separate cover to Rebekah Toton of the Commission.

General

1.	We are unable to assess your proposed response to prior comment 2, which should be provided with an amendment to the registration statement.

In response to the Staff’s comment, the Company has revised the sentence regarding eligibility to use Form S-3 in the Risk Factors section of the Post-Effective Amendment to Form S-1 (File No. 333-121212). The Company has withdrawn the other registration statement to which the other post-effective amendment (file no. 333-121214) had been filed.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 81

2.	Please refer to prior comment 4 from our letter dated September 27, 2005. We are unable to concur in your apparent belief that filing your 2004 Form 10-K over three months late is not indicative of a material weakness in your disclosure controls and procedures. Additionally, we are unable to concur that a discussion of the reasons for the delay and how management evaluated its failure to submit a timely annual report in evaluating the effectiveness of the company’s disclosure controls and procedures is not material to investors. Since one element of disclosure controls and procedures is the filing or submission of reports within the time periods specified in the Commission’s rules and forms, your revised disclosure should address whether management’s inability to not to fulfill the filing requirements of Rule 13a-13 is a material weakness in the design of your disclosure controls and procedures as defined in Rule 13a-15(e). This comment also applies to your Form 10-Q for the quarter ended April 3, 2005.

In response to the Staff’s comment, the Company added a paragraph in Item 9A of the 2004 Form 10-K discussing the circumstances of its failure to file the annual report in a timely fashion and explaining that management does not believe that any additional controls or procedures would have permitted the Company to file the annual report on time. The Company has added a similar paragraph in Item 4 of the 2005 Q1 Form 10-Q.

3.	Please refer to prior comment 5 from our letter dated September 27, 2005. We note your response to our prior comment. Please include a cross-reference to this disclosure in your amended filing. Also, revise to include the information on capital expenditures provided in your response.

The Company has added in Item 9A of the 2004 Form 10-K a cross-reference to the discussion of its material weaknesses in “Management’s Report on Internal Control over Financial Reporting.” In addition, the Company has also included information in Item 9A about capital expenditures.

Changes in Internal Controls, page 82

4.

Please refer to prior comment 6 from our letter dated September 27, 2005. We note your response that disclosure responsive to our comment was provided in Item 8. However, Item 308(c) of Regulation S-K requires you to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should revise your disclosure to identify the specific remedial actions described in Item 8 that you consider changes to internal controls over financial reporting, since it is unclear from your current disclosure. The comment also applies to your Item 4 disclosure in your Forms 10-Q for the quarters ended April 3 and July 3, 2005.

In response to the Staff’s comment, the Company has stated in Item 9A of the 2004 Form 10-K that there were changes in its internal control over financial reporting that occurred during the quarter ended December 31, 2004, that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting and has clarified that it considers all of the specific remedial actions described in Item 8 as changes to internal control over financial reporting. The Company has made corresponding changes in the disclosure contained in Item 4 of the 2005 Q1 Form 10-Q, the 2005 Q2 Form 10-Q and the 2005 Q3 Form 10-Q.

Form 10-Q for the Quarter Ended April 3, 2005.

Item 4, Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

5.	Please refer to prior comment 7 from our letter dated September 27, 2005. We note your response that your determination regarding your remediation efforts will not be definitive until you complete all your documentation and testing for 2005 and receive your auditor’s assessment of your internal controls. Please note that our comments focus on your disclosure regarding the evaluation of your disclosure controls and procedures required by Item 307 of Regulation S-K, not the evaluation of your internal controls over financial reporting required by Item 308. Therefore, your discussion of the material weaknesses in your disclosure controls and procedures existing as of the end of the period should take into account the remedial actions taken in this and previous periods and should clarify the reasons why your principal executive and principal financial officers, or persons performing similar function, have concluded that such material weaknesses in your disclosure controls and procedures continues to exist after the remedial measures described where in place. You should clarify actions taken in the quarter ended April 3, 2005, separately from previous remedial actions and subsequent remedial actions. Revise to disclose any material costs you have incurred on such remedial actions similar to that provided in your response letter. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

The Company has added disclosure in Item 4 of the 2005 Q1 Form 10-Q to take into account the remedial actions taken in that and previous periods and to clarify the additional remedial measures that still needed to be taken to address the material weaknesses. In addition, the Company has clarified the actions taken during the quarter, separately from previous and subsequent remedial actions. The Company has also added a cross-reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for discussion of the costs related to those remedial actions. The Company has made similar changes to Item 4 of the 2005 Q2 Form 10-Q.

Changes in Internal Controls, page 37

6.	Although we note your response to prior comment 8 from our letter dated September 27, 2005, we continue to believe that your disclosure should be revised to address our prior comment. Please expand your disclosure on the remedial actions you are taking to describe how such actions address the identified material weaknesses. For example, describe the types of general IT controls that were identified and implemented in the first quarter of 2005 to address your inadequate or ineffective control processes around your IT systems. Identify the other general IT controls you plan to implement in 2005. This comment also applies to your Item 4 disclosure in your Form 10-Q for the quarter ended July 3, 2005.

In response to the Staff’s comment, the Company has revised the disclosure in Item 4 of the 2005 Q1 Form 10-Q to describe how its remedial actions are intended to address the identified material weaknesses. In addition, the Company has added disclosure regarding the other general IT controls it plans to implement in 2005. The Company has made similar changes to Item 4 of the 2005 Q2 Form 10-Q.

Form 10-Q for the Quarter Ended July 3, 2005

Item 4. Disclosure Controls and Procedures

Changes in Internal Controls, page 32

7.	With respect to prior comment 10 from our letter dated September 27, 2005. Our comments focus on the evaluation of your disclosure controls and procedures by your principal executive and principal financial officers and their conclusions as to the effectiveness of such disclosure controls and procedures. While we acknowledge the extensive overlapping of disclosure controls and procedures and internal controls over financial reporting, if your principal executive and principal financial officers believe that you no longer have a significant deficiency that constitutes a material weakness in your disclosure controls and procedures with respect to the lack of accounting resources then you should revise your disclosure accordingly. Since it appears that the remedial measures described all occurred prior to the beginning of the period covered by this report, tell us if your principal executive and principal financial officers believe this material weakness still existed at the end of the period covered by this report.

The Company has revised the disclosure in Item 4 of the 2005 Q2 Form 10-Q to remove the implication that the Company no longer had a significant deficiency that constituted a material weakness in its disclosure controls and procedures with respect to the lack of accounting resources; the disclosure in the 2005 Q2 Form 10-Q has been clarified to reflect that the Company’s management believed that this material weakness still existed at the end of the period covered by the report.

Form 10-Q for the Quarter Ended October 2, 2005

Item 4. Disclosure Controls and Procedures

Changes in Internal Controls, page 35

8.	We note your disclosure that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met;” that “[b]ecause of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected;” and that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.” Please tell us whether you designed your disclosure controls and procedures to provide reasonable assurance of achieving their objectives and whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were not effective at such reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283. Please confirm that you will take this comment into consideration in preparing your future disclosure or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Moreover, your future Item 4A disclosure should clarify the term “control systems,” as referring to disclosure controls and procedures, to internal controls over financial reporting, or to both.

The Company has revised the disclosure in Item 4 of the 2005 Q3 Form 10-Q to make clear that it is designing its disclosure controls and procedures to provide reasonable assurance of achieving their objectives and that management concluded that, as of the end of the period covered by the report, the disclosure controls and procedures were not effective at such level. The Company confirms that it will take this comment into consideration in preparing its future disclosure. In addition, the Company has clarified the term “control systems” as referring to both disclosure controls and procedures and internal control over financial reporting.

9.	Please confirm that the disclosed “steps” taken during the quarter ended October 2, 2005, were changes to internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting.

In response to the Staff’s comment, the Company confirmed that the steps were changes to internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting.

* * * * *

If you have any questions concerning these responses, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (978) 932-2466.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

Senior Vice President and General Counsel

cc:	Rebekah J. Toton (at SEC)

Peter Nessen, Audit Committee Chairman

Bernard C. Bailey

Bradley T. Miller

Charles J. Johnson, Esq.

James W. Hackett, Jr., Esq.

[Post-Effective Amendment]

We could face adverse consequences as a result of our late SEC filings.

We failed to timely file our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. As a result, we are not eligible to use a “short form” registration statement on Form S-3 until June 30, ~~2006.~~2006, and may not be eligible to use a short form registration statement if we fail to satisfy the conditions required to use such registration statement on or after such date. Our inability to use a short form registration statement until June 30, 2006 may impair our ability or increase the costs and complexity of our efforts, to raise funds in the public markets or use our stock as consideration in acquisitions should we desire to do so during this one year period. In addition, if we are unable to remain current in our future filings, we may face additional adverse consequences, including (1) an inability to have a registration statement under the Securities Act of 1933 covering a public offering of securities declared effective by the SEC, (2) an inability to make offerings pursuant to existing registration statements (including registration statements on Form S-8 covering employee stock plans) or pursuant to certain “private placement” rules of the SEC under Regulation D to any purchasers not qualifying as “accredited investors,” (3) the possible delisting of our common stock from the Nasdaq National Market, and (4) limitations on the ability of our affiliates to sell our securities pursuant to Rule 144 under the Securities Act. These restrictions may adversely affect our ability to attract and retain key employees and may further impair our ability to raise funds in the public markets should we desire to do so or use our stock as consideration in acquisitions.

In addition, our future success depends largely upon the support of our customers, suppliers and investors. The late SEC filings have resulted in negative publicity and a Nasdaq delisting proceeding, and may have a negative impact on the market price of our common stock. The effects of the late SEC filings could cause some of our customers or potential customers to refrain from purchasing or defer decisions to purchase our products and services. Additionally, current or potential suppliers may re-examine their willingness to do business with us, to develop critical interfaces to our products or to supply products and services if they lose confidence in our ability to fulfill our commitments. Any of these losses could have a material adverse effect on our financial and business prospects.

[2004 Form 10-K]

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures—We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K/A, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2004. In performing this evaluation, management reviewed our internal controls over financial reporting, noting that there were two that had significant deficiencies that constituted material weaknesses in our control processes. The first of these is with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second is with regard to inadequate or ineffective control processes around information technology systems, including inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2004. Please see “Management’s Report on Internal Control over Financial Reporting” in Item 8 of this Annual Report on Form 10-K/A for greater detail about these material weaknesses. We have not incurred, and do not expect to incur, significant capital expenditures related to remedial actions taken or to be taken to address these material weaknesses.

Our Annual Report on Form 10-K for our fiscal year ended December 31, 2004 was filed approximately three months after the filing deadline. While the filing of reports within the time periods specified by the SEC’s rules and forms is an element of disclosure controls and procedures, management does not believe that a material weakness in the design of our controls and procedures was involved in our inability to timely file our Form 10-K. One week prior to the statutory filing date for our Form 10-K, we received notification of pending litigation. We, the Audit Committee of our Board of Directors, our independent auditors and counsel required additional time to complete a review of this pending litigation involving us and its effect, if any, on our financial statements. Management believes that no additional controls or procedures would have allowed this review to be completed prior to the filing deadline for the Form 10-K.

In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, management determined that the internal control over financial reporting of Viisage Technology AG, Trans Digital Technologies Corporation, Imaging Automation, Inc. would be excluded from the fiscal 2004 internal control assessment, as permitted by the Securities and Exchange Commission.

In January 2004, Viisage Technology AG (formerly ZN Vision Technologies AG) was acquired for an aggregate purchase price of approximately $31.6 million. Viisage AG contributed approximately 2.1% of the Company’s total revenue in 2004 and accounted for approximately 1.3% of the total assets at December 31, 2004. In February 2004, Trans Digital Technologies Corporation was acquired for an aggregate purchase price of approximately $56.6 million. Trans Digital Technologies contributed approximately 36.5% of the Company’s total revenue in 2004 and accounted for approximately 8.6% of its total assets at December 31, 2004. In October 2004, Imaging Automation, Inc. was acquired for an aggregate purchase price of approximately $39.8 million. Imaging Automation contributed approximately 1.1% of the Company’s total revenue in 2004 and accounted for approximately 1.7% of its total assets at December 31, 2004. See Note 12 to the consolidated financial statements for further discussion of these acquisitions and their impact on the Company’s consolidated financial statements.

(b) Management’s annual report on internal control over financial reporting. The information required to be furnished pursuant to this item is set forth under the caption “Management’s Report on Internal Control over Financial Reporting” in Item 8 of this Annual Report on Form 10-K/A, which is incorporated herein by reference.

(c) Changes in internal controls. ~~As~~During the fourth quarter of 2004, management took the following steps they believed necessary to help address the material weaknesses discussed above and in “Management’s Annual Report on Internal Control over Financial Reporting”~~, during the fourth quarter of 2004 and the first quarter of 2005, we have made significant changes to our internal control over financial reporting designed to remediate the material weaknesses identified as of December 31, 2004.~~:

•	Identified gaps in information technology, or IT, policies and procedures in November 2004, in particular inadequate system security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans;

•	Developed a detailed plan to remediate identified deficiencies in November 2004; and

•	Completed policy and procedure documentation of all key IT processes in December 2004.

In addition, subsequent to December 31, 2004, management took additional steps to help address the material weaknesses, as described in “Management’s Annual Report on Internal Control over Financial Reporting.” All of the remedial actions described above and in “Management’s Annual Report on Internal Control over Financial Reporting” were changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Other than such changes, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

[2005 Q1 Form 10-Q]

ITEM 4	– CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of April 3, 2005. In performing this evaluation, management reviewed our internal controls over financial reporting, noting that there were two that had significant deficiencies that constituted material weaknesses in our control processes. The first of these is with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect timely financial close process and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second is with regard to inadequate or ineffective control processes around information technology systems, including inadequate security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. ~~Based on that~~As described below, we took a number of remedial actions in the fiscal quarter ended April 3, 2005, addressing these material weaknesses. Nonetheless, based on their evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of April 3, 2005. Additional remedial actions that management believes we need to implement to address these material weaknesses are described below.

This Quarterly Report on Form 10-Q for our fiscal quarter ended April 3, 2005 was filed approximately one and a half months after the filing deadline. While the filing of reports within the time periods specified by the SEC’s rules and forms is an element of disclosure controls and procedures, management does not believe that a material weakness in the design of our controls and procedures was involved in our inability to timely file our Form 10-Q. We, the Audit Committee of our Board of Directors, our independent auditors and counsel required additional time to complete a review of pending litigation involving us and its effect, if any, on our financial statements. Management believes that no additional controls or procedures would have allowed this review to be completed prior to the filing deadlines for the Form 10-Q and for our Annual Report on Form 10-K for the year ended December 31, 2004.

(b) Changes in internal controls. As described below, management has identified and begun implementing the steps they believe necessary to address the material weaknesses described above.

Prior to our fiscal quarter ended April 3, 2005, management took the following steps they believe necessary to help address the material weaknesses described above:

•	Identified gaps in IT policies and procedures as noted above in November 2004;

•	Developed a detailed plan to remediate identified deficiencies in November 2004; and

•	Completed policy and procedure documentation of all key IT processes in December 2004.

~~With respect to the lack of accounting resources, the Company:~~

During our fiscal quarter ended April 3, 2005, management took the following additional steps they believe necessary to help address the material weaknesses described above:

•	Hired an experienced Accounting Manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a Certified Public Accountant with eight years of experience who started at the beginning of April 2005; and

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005.

~~With respect to the Company’s information technology, or IT, systems, the Company:~~

•	~~Identified gaps in IT policies and procedures as noted above in November 2004;~~

•	~~Developed a detailed plan to remediate identified deficiencies which was completed in November 2004;~~

•	~~Completed policy and procedure documentation of all key processes in December 20042005;~~

•	~~Implemented all identified general IT controls in the first quarter of 2005, other than those related to change control and access control of the newly-implemented financial application system and related spreadsheets;~~

•	~~Plans to complete implementation of all identified general IT controls in 2005; and~~Implemented a series of IT policies detailing backup procedures, system access requirements, firewall and virus protection and system performance; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

Please see Item 2, “Management’s Discussion and Analysis of Financial Condition—Results of Operations—General and Administrative Expenses” for a discussion of increased operating expenses, which, in part, relate to the remedial actions described above.

There were no changes to any reported financial results that have been released by the Company in this or any other filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 and the quarter ended April 3, 2005 only and did not affect the results of these periods or any prior periods. Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected the Company’s internal controls over financial reporting in fiscal year 2004 and the first quarter of fiscal 2005. In particular, with respect to our lack of accounting resources, management believes that we needed to hire additional accounting and finance personnel, to continue to streamline our financial close process through enhanced implementation of our existing financial management and accounting system and to continue to standardize internal processes. With respect to our information technology, or IT, systems, management believes that we needed to hire external advisors to review our internal control environment, including our IT environment, implement all identified general IT controls, including enhance systems monitoring and change management procedures and related documentation, and change responsibilities and enhance physical security to help ensure appropriate access to our IT systems by consultants and authorized personnel. Management will continue with its on-going evaluation and will improve the Company’s internal controls over financial reporting as necessary to assure their effectiveness. Notwithstanding, the effectiveness of the Company’s system of internal control over financial reporting is subject to certain limitations, including the exercise of management’s judgment in evaluating the same. As a result, there can be no assurance that the Company’s internal controls over financial reporting will prevent all errors.

All of the remedial actions described above taken during our fiscal quarter ended April 3, 2005 were changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Other than the changes described above, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

[2005 Q2 Form 10-Q]

ITEM 4	– CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In connection with the preparation of this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of July 3, 2005. In performing this evaluation, management reviewed our internal controls over financial reporting, noting that there were two that had significant deficiencies that constituted material weaknesses in our control processes. The first of these is with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect timely financial close process and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second is with regard to inadequate or ineffective control processes around information technology systems, including inadequate security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. ~~Based on that~~As described below, we took a number of remedial actions in the fiscal quarter ended July 3, 2005, addressing these material weaknesses. Nonetheless, based on their evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of July 3, 2005. Additional remedial actions that management believes we need to implement to address these material weaknesses are described below.

(b) Changes in internal controls. As described below, management has identified and begun implementing the steps they believe necessary to address the material weaknesses described above.

~~With respect to the lack of accounting resources, we:~~

Prior to our fiscal quarter ended July 3, 2005, management took the following steps it believed necessary to help address the material weaknesses described above:

•	Hired an experienced Accounting Manager with 17 years experience in three public companies who started in January 2005;

•	Hired an Assistant Controller who is a Certified Public Accountant with eight years of experience who started at the beginning of April 2005; ~~and~~

•	Hired an experienced Business Systems Administrator with eight years of experience working on the same financial management and accounting system currently being implemented company-wide who started at the beginning of March 2005.2005;

~~As a result of these additional resources, management believes that it no longer has a significant deficiency that constitutes a material weakness in our control processes with respect to the lack of accounting resources.~~

~~With respect to our information technology, or IT, systems, we:~~

•	Identified gaps in IT policies and procedures as noted above in November 2004;

•	Developed a detailed plan to remediate identified deficiencies which was completed in November 2004;

•	Completed policy and procedure documentation of all key processes in December 2004;

•	~~Implemented all identified general IT controls in the first quarter of 2005, other than those related to change control and access control of the newly-implemented financial application system and related spreadsheets;~~

•	~~Plans to complete implementation of all identified general IT controls in 2005; and~~Implemented a series of IT policies detailing backup procedures, system access requirements, firewall and virus protection, and system performance; and

•	Hired a full-time IT manager with seven years experience who started at the beginning of March 2005.

During our fiscal quarter ended July 3, 2005, management took the following additional steps they believed necessary to help address the material weaknesses described above:

•	Enhanced the physical security of the Company’s IT environment; and

•	Reassigned and restricted system access to help ensure appropriate segregation of duties and limit access to appropriate levels of Company personnel and management.

Please see Item 2, “Management’s Discussion and Analysis of Financial Condition—Results of Operations—General and Administrative Expenses” for a discussion of increased operating expenses, which, in part, relate to the remedial actions described above.

There were no material changes to any reported financial results that have been released by us in this or any other filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 and the six months ended April 3, 2005 and July 3, 2005 only and did not affect the results of any prior periods. In particular, with respect to our lack of accounting resources, management believes that we needed to hire additional accounting and finance personnel, to continue to streamline our financial close process through enhanced implementation of our existing financial management and accounting system and to continue to standardize internal processes. With respect to our information technology, or IT, systems, management believes that we needed to hire external advisors to review our internal control environment, including our IT environment, plan to complete implementation of all identified general IT controls, including enhance systems monitoring and change management procedures and related documentation, and continue to change responsibilities to help ensure appropriate access to our IT systems by consultants and authorized personnel. Management believes that the steps taken to date, along with certain other remediation plans it is currently undertaking, will address the material weaknesses that affected our internal controls over financial reporting in fiscal year 2004 and the first two quarters of fiscal 2005. Management will continue with its on-going evaluation and will improve our internal controls over financial reporting as necessary to assure their effectiveness. Notwithstanding, the effectiveness of our system of internal control over financial reporting is subject to certain limitations, including the exercise of management’s judgment in evaluating the same. As a result, there can be no assurance that our internal controls over financial reporting will prevent all errors.

All of the remedial actions described above taken during our fiscal quarter ended July 3, 2005 were changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. Other than the changes described above, there were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

[2005 Q3 Form 10-Q]

ITEM 4	– CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. In connection with the preparation of this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of October 2, 2005. We previously reported two material weaknesses in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), which were described in Item 9A and Management’s Report on Internal Control Over Financial Reporting in our Annual Report on Form 10-K/A for the year ended December 31, 2004. As a result of these material weaknesses in our internal control over financial reporting, we have concluded that our disclosure controls and procedures were not effective as of October 2, 2005.

(b) Changes in internal controls. In performing its evaluation of our internal controls over financial reporting for the year ended December 31, 2004, management determined that there were two internal controls that had significant deficiencies which constituted material weaknesses in our control processes. The first of these was with regard to insufficient personnel resources and technical accounting expertise within the accounting function to effect a timely financial close process and to effectively evaluate and resolve non-routine and/or complex accounting transactions. The second was with regard to inadequate or ineffective control processes around information technology systems, including inadequate security, inadequate restricted access to systems, inadequate segregation of duties within systems, lack of appropriate system documentation, ineffective change management processes and insufficient disaster recovery plans. As described in our Annual Report on Form 10-K/A for the year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the periods ended April 3, 2005 and July 3, 2005, management has taken a number of steps to address these material weaknesses. In addition, during the quarter ended October 2, 2005, management took the following steps they ~~believe~~believed necessary to help address the material weaknesses described above.

•	Hired an experienced director of internal audit who is a certified public accountant who started in August 2005;

•	Hired a Chief Financial Officer with 20 years experience in financial management, public reporting, technical accounting, systems and controls who started in September 2005;

•	Continued to streamline our financial close process through enhanced implementation of our existing financial management and accounting system;

•	Hired external advisors with significant expertise assisting companies document, assess, and recommend improvements to their internal control environments, including their information technology environment;

•	Implemented new reports to monitor access to our information technology, or IT, systems;

•	Changed management procedures and related documentation; and

•	Completed policy and procedure documentation related to change control processes for our IT systems and related processes.

The steps described above were changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Please see Item 2, “Management’s Discussion and Analysis of Financial Condition—Results of Operations—General and Administrative Expenses” for a discussion of increased operating expenses, which, in part, relate to the remedial actions described above.

We continue to plan and expect to implement additional changes to our infrastructure and related processes that we believe are also reasonably likely to strengthen and materially affect our internal control over financial reporting. These include:

•	Hiring additional accounting and finance resources;

•	Continuing to expand the implementation of our existing financial management and accounting system;

•	Continuing to standardize internal processes; and

•	Changing responsibilities to help ensure appropriate access to our IT systems by consultants and authorized personnel.

The changes in our internal control over financial reporting implemented by us to date will not in and of themselves remediate the material weaknesses, and certain of these remedial measures will require some time to be fully implemented or to take full effect. Prior to the remediation of these material weaknesses, there remains risk that the transitional controls, described below, on which we currently rely will fail to be sufficiently effective, which could result in material misstatement of our financial position or results of operations and require a restatement.

We are currently implementing an enhanced controls environment intended to address the material weaknesses in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures. While this implementation phase is underway, we are continuing to rely on extensive manual procedures. While we are undertaking the implementation of this new controls environment, there remains risk that the transitional controls on which we are currently relying will fail to be sufficiently effective.

We are designing our disclosure controls and procedures to provide reasonable assurances of achieving their objections. For the reasons described above, we have concluded that our disclosure controls and procedures do not provide such reasonable assurances as of October 2, 2005. We also note~~, however,~~ that a control system addressing disclosure controls and procedures and control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must include an assessment of the costs and related risks associated with the control and the purpose for which it was intended. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some person, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems, as we develop them, may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

There were no material changes to any reported financial results that have been released by us in this or any other filing as a result of these identified deficiencies. The impact of the above conditions was relevant to the fiscal year ended December 31, 2004 and the nine months ended October 2, 2005 only and did not affect the results of any prior periods.

The certifications of our principal executive officer and principal financial officer required in accordance with Rule 13a-14(a) under the Exchange Act are attached as exhibits to this Quarterly Report on Form 10-Q. The disclosures set forth in this Item 4 contain information concerning the evaluation of our disclosure controls and procedures, and changes in our internal control over financial reporting, referred to in paragraph 4 of those certifications. Those certifications should be read in conjunction with this Item 4 for a more complete understanding of the matters covered by the certifications.